Exhibit 99.2

RNS Number: 9577V
Wolseley PLC
01 March 2004

Schedule 5 – Block Listing Six-Monthly Return

1 Name of company:

Wolseley plc

2 Name of Scheme:

The Employee Share Purchase Plan 2001 (US)

3 Period of Return – From:

1 September 2003

To:

29 February 2004

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:

475,530

5 Number of shares issued/allotted under scheme during period:

nil

6 Balance under scheme not yet issued/allotted under scheme at end of period:

2,475,530*

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

500,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011

*2,000,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

582,762,623

Contact name for queries:

M J White

Contact telephone number:

0118 929 8700

Contact address:

Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA

Name of person making return:

M J White

Position of person making return:

Company Secretary

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END